EXHIBIT 99.1

Galapagos creates new warrant plans

Mechelen, Belgium; 22 December 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its Board of Directors created 700,000 warrants under new warrant plans for the benefit of employees, directors and an independent consultant of the Company and its subsidiaries.

On 21 December 2015, the Board of Directors of Galapagos approved the "Warrant Plan 2015 (B)," a warrant plan intended mainly for employees of the Company and its subsidiaries, and also for directors and an independent consultant of the Company, and the "Warrant Plan 2015 RMV," a warrant plan intended for the employees of the Company's French subsidiary, Galapagos SASU, within the framework of the authorized capital.  Under these warrant plans, 700,000 warrants were created, subject to acceptances.

The warrants created under Warrant Plan 2015 (B) and Warrant Plan 2015 RMV were offered on 22 December 2015.  The offer of warrants to directors was approved by the Special Shareholders' Meeting held on 22 December 2015.

The warrants have an exercise term of eight years as of the date of the offer and have an exercise price of €49.00 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer).  The warrants are not transferable and can in principle not be exercised prior to the third anniversary of the deed of issuance pursuant to which they were granted to the beneficiaries.  Each warrant gives the right to subscribe to one new Galapagos share.  Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market.  The warrants as such will not be listed on any stock market.

Galapagos' total share capital currently amounts to €211,388,857.22; the total number of securities conferring voting rights is 39,076,342, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category.  The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 2,805,692, which equals the total number of voting rights that may result from the exercise of these warrants, and excludes the 700,000 warrants of Warrant Plan 2015 (B) and Warrant Plan 2015 RMV which were created subject to acceptances.  Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We are focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties.  These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "stands to," "we believe," "will," "we intend," as well as similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.